## *Balance Sheets*

| | | As of December 31, | | |
|---|---|---|---|---|
| | | 2024 | | 2023 |
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 866,947 | $ | 15,385 |
| Accounts receivable | | 286,994 | | 3,707 |
| Prepaid expenses | | 43,143 | | 15,564 |
| Total current assets | | 1,197,084 | | 34,656 |
| Production costs | | 1,979,456 | | 202,836 |
| Technology, net | | 1,361,607 | | 1,629,464 |
| Other assets | | 2,114 | | 3,821 |
| Total assets | $ | 4,540,261 | $ | 1,870,777 |
| **Liabilities and Members' Equity (Deficit)** | | | | |
| Current liabilities: | | | | |
| Capital advance payments | $ | 2,173,911 | $ | - |
| Accrued expenses | | 514,337 | | 176,095 |
| Accounts payable | | 30,603 | | 116,399 |
| Total current liabilities | | 2,718,851 | | 292,494 |
| Convertible notes payable | | 2,000,000 | | 750,000 |
| Commitments and contingencies | | | | |
| Members' equity (deficit) | | (178,590) | | 828,283 |
| Total liabilities and members' equity (deficit) | $ | 4,540,261 | $ | 1,870,777 |

## Statements of Operations

|  | For the Years Ended December 31, | |
|  | **2024** | **2023** |
| --- | ---: | ---: |
| Revenue | $ 273,846 | $ - |
| Operating expenses: | | |
| General and administrative | 1,485,849 | 7,996,366 |
| Operating loss | (1,212,003) | (7,996,366) |
| Interest income (expense), net | (294,870) | 14,075 |
| Loss before income taxes | (1,506,873) | (7,982,291) |
| Income tax provision | - | (3,305) |
| Net loss | $ (1,506,873) | $ (7,985,596) |

## *Statements of Members' Equity (Deficit)*

*For the Years Ended December 31, 2024 and 2023*

| | Preferred | | Common | | Accumulated | Total Members' |
|---|---|---|---|---|---|---|
| | Units | Amount | Units | Amount | Deficit | Equity (Deficit) |
| Balance at January 1, 2023 | 6,947,749 | $ 6,877,964 | 15,457,150 | $ 967,703 | $ (6,890,948) | $ 954,719 |
| Issuance of common units in exchange for technology asset | - | - | 1,250,000 | 1,875,000 | - | 1,875,000 |
| Issuance of preferred units, net of issuance costs of $66,647 | 1,572,597 | 2,292,249 | - | - | - | 2,292,249 |
| Issuance of common units in exchange for services | - | - | 1,004,149 | 1,500,224 | - | 1,500,224 |
| Issuance of warrants | - | - | - | 2,191,687 | - | 2,191,687 |
| Net loss | - | - | - | - | (7,985,596) | (7,985,596) |
| Balance at December 31, 2023 | 8,520,346 | 9,170,213 | 17,711,299 | 6,534,614 | (14,876,544) | 828,283 |
| Issuance of preferred units | 416,667 | 500,000 | - | - | - | 500,000 |
| Net loss | - | - | - | - | (1,506,873) | (1,506,873) |
| Balance at December 31, 2024 | 8,937,013 | $ 9,670,213 | 17,711,299 | $ 6,534,614 | $ (16,383,417) | $ (178,590) |

## Statements of Cash Flows

|  | | For the Years Ended December 31, | | |
|---|---|---|---|---|
|  |  | **2024** |  | **2023** |
| **Cash flows from operating activities:** |  |  |  |  |
| Net loss | $ | (1,506,873) | $ | (7,985,596) |
| Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities: |  |  |  |  |
| Issuance of common units in exchange for services |  | - |  | 1,500,224 |
| Amortization of technology asset |  | 267,857 |  | 245,536 |
| Change in operating assets and liabilities |  |  |  |  |
| Accounts receivable |  | (283,287) |  | 242,008 |
| Prepaid expenses |  | (27,579) |  | (15,564) |
| Production costs |  | (1,776,620) |  | (202,836) |
| Other assets |  | 1,707 |  | 1,706 |
| Capital advance payments |  | 2,173,911 |  | - |
| Accounts payable and accrued liabilities |  | 252,446 |  | 122,623 |
| Net cash and cash equivalents used in operating activities |  | (898,438) |  | (6,091,899) |
| **Cash flows from financing activities:** |  |  |  |  |
| Proceeds from issuance of convertible notes |  | 1,250,000 |  | 750,000 |
| Proceeds from issuance of warrants |  | - |  | 2,191,687 |
| Issuance of preferred units, net of issuance costs |  | 500,000 |  | 2,292,249 |
| Net cash and cash equivalents provided by financing activities |  | 1,750,000 |  | 5,233,936 |
| Net change in cash and cash equivalents |  | 851,562 |  | (857,963) |
| Cash and cash equivalents at beginning of year |  | 15,385 |  | 873,348 |
| Cash and cash equivalents at end of year | $ | 866,947 | $ | 15,385 |
| **Supplemental disclosure of cash flow information:** |  |  |  |  |
| Cash paid for income taxes | $ | 2,997 | $ | - |
| **Supplemental schedule of non-cash investing and financing information:** |  |  |  |  |
| Addition of technology asset through issuance of common units | $ | - | $ | 1,875,000 |